

June 20, 2013

Via E-mail
Mr. David A. Brearton
Chief Financial Officer
Mondelez International, Inc.
Three Parkway North
Deerfield, Illinois 60015

> **Re: Mondelez International, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 1-16483**

Dear Mr. Brearton:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 20

Discussion and Analysis, page 21

Items Affecting Comparability of Financial Results, page 21

Provision for Income Taxes, page 25

1.   You indicate that your effective tax rate has been favorably impacted by the mix of pre-tax income in various foreign jurisdictions in each of your three most recent years. To help us understand the impact that the mix of pre-tax income in foreign jurisdictions has had, provide us a schedule showing the pre-tax income and income tax rate for the

jurisdictions that materially impacted your effective tax rate for each of your past three years.

Non-GAAP Financial Measures, page 48

2.   We note your presentation of the measure Operating EPS. Explain to us how you have considered the guidance in Item 10(e)(ii)(E) of Regulation S-K, which indicates that non-GAAP measures must not use titles or descriptions that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Financial Statements, page 53

Notes to Consolidated Financial Statements, page 60

Note 14. Income Taxes, page 93

3.   You indicate that taxes have not been provided on approximately $10.8 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. You also indicate that it is impractical to determine the amount of unrecognized deferred tax liabilities on these permanently reinvested earnings. Explain to us your basis for concluding that determining the amount of these unrecognized deferred tax liabilities is impractical.

4.   We note that you report losses from continuing operations before income taxes in the United States for each of your three most recent years. Separately, we note disclosure regarding your historic and expected future dividend payments. In view of your United States losses, and given your assertions regarding permanently reinvested earnings of foreign subsidiaries, explain to us how you intend to fund future dividend distributions.

5.   Tell us the amount of cash and cash equivalents held in foreign subsidiaries as of December 31, 2012 which, if repatriated, would require you to record or pay U.S. income taxes.

6.   In view of the changes in your business resulting from the spin-off of Kraft Foods Group, including the apparent increase in the relative significance of your non-US operations, explain whether, and, if so how, you have reevaluated whether undistributed earnings have been or will be permanently reinvested. As part of your response, explain how you have applied the guidance in FASB ASC paragraph 740-30-25-17.

7.   Explain to us how you have considered the disclosure requirements of FASB ASC paragraph 740-30-50-2, items (a) and (b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant